AltaGas

Calgary Place
1700 355 4th Ave SW
Calgary AB T2P 0J1

main 403.691.7575
fax 403.691.7508

December 6, 2006

06019402

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

To whom it may concern:

Re: AltaGas Income Trust
Rule 12g3-2(b) Exemption
File No. 82-34911

Please find enclosed certain information and/or documents furnished on behalf of AltaGas Income Trust, an unincorporated open-ended investment trust governed by the laws of the Province of Alberta, Canada (Rule 12g3-2(b) File No. 82-34911), submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934.

Sincerely,
AltaGas Income Trust,
By its administrator
AltaGas Ltd.

Deborah S. Stein
Vice President Controller

PROCESSED
DEC 2 2 2006
THOMSON
FINANCIAL

RECEIVED

enclosures

SEC File # 82-34911

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	AltaGas Income Trust
Symbol :	ALA.UN
Reporting Period:	11/01/2006 - 11/30/2006

Summary

Issued & Outstanding Opening Balance :	53,972,911	As at :	11/01/2006

	Effect on Issued & Outstanding Securities
Employee Trust Unit Option Plan #1 (10%) April 27, 2006	0
DRIP Plan #1 - Trust Units	163,103
DRIP Plan #2 - Exchangeable LP Units	9,269
Other Issuances and Cancellations	1,065
Issued & Outstanding Closing Balance :	54,146,348

Employee Trust Unit Option Plan #1 (10%) April 27, 2006

Stock Options Outstanding Opening Balance:	**855,050**	As at :	11/01/2006

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/03/2006	N			10,000	
Filer's comment					
Options of $25.08 expiring November 3, 2015 cancelled due to employee departure					
11/09/2006	N			3,500	
Filer's comment					
Options of $28.86 cancelled due to employee departure					
11/15/2006	N			1,500	
Filer's comment					
Options of $28.86 cancelled due to employee departure					
11/17/2006	N			2,000	
Filer's comment					
options of $28.86 cancelled due to employee departure					
Totals		0	0	17,000	0

Stock Options Outstanding Closing Balance:	**838,050**	As at :	11/30/2006

DRIP Plan #1 - Trust Units

Opening Reserve	**4,138,950**	As at :	11/01/2006

Effective Date	Securities Listed	Securities Issued
11/15/2006		163,103
Totals	0	163,103

Closing Reserve:	**3,975,847**	As at :	11/30/2006

DRIP Plan #2 - Exchangeable LP Units

SEC File # 82-34911

Opening Reserve		786,030	As at :	11/01/2006
Effective Date	**Securities Listed**	**Securities Issued**		
11/15/2006		9,269		
Totals	0	9,269		
Closing Reserve:		**776,761**	As at :	11/30/2006

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/13/2006	Conversion (General)	1,065

Filer's comment

AltaGas Holdings Limited Partnership No. 1 Exchangeable Units converted to Trust Units on a 1:1 basis

Totals		1,065

Filed on behalf of the Issuer by:

Name:	Pamela Deveau
Phone:	4036917517
Email:	pamela.deveau@altagas.ca
Submission Date:	
Last Updated:	12/04/2006

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST TO HOST FIRST INVESTOR DAY

Calgary, Alberta (November 10, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) will hold its first Investor Day conference in Toronto at the Park Hyatt Hotel on Tuesday November 14th. David Cornhill, Chairman, President and CEO, Richard Alexander, Senior Vice President Finance and CFO, and other members of senior management will discuss the Trust's strategy for long-term growth and sustainability.

Members of the professional investment community are invited to attend the event. To register, please call 1-877-691-7199. The general public is invited to listen to the live webcast, which will begin at 1:30 pm Eastern time. The conference will be available via a live webcast and replay through a link on the AltaGas website, http://altagas.ca/html/ic_investor_calendar.htm#. A complete transcript and the presentations will be available on the website shortly thereafter.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas

NEWS RELEASE

ALTAGAS TO EXPAND COLD LAKE TRANSMISSION SYSTEM

Calgary, Alberta (November 9, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that it will expand its Cold Lake natural gas transmission system located in the Cold Lake area of northeastern Alberta by approximately 18 Mmcf/d. AltaGas will install compression and construct 4 kilometres of 8-inch diameter natural gas pipeline from its existing Cold Lake transmission system to BlackRock Ventures Inc.'s (Blackrock) Orion steam assisted gravity drainage (SAGD) plant.

AltaGas has entered into an agreement with BlackRock, a subsidiary of Shell Canada Limited, for pipeline transportation capacity to serve the Orion plant. Additionally, AltaGas will provide BlackRock with natural gas supply of up to 17,000 GJ per day. Natural gas deliveries to Orion are expected to commence by May 1, 2007. The project will include modifications to AltaGas' existing field gathering and processing and transmission systems in the area, which will reduce overall Cold Lake system compression requirements.

David Cornhill, Chairman, President and CEO of AltaGas said, "This expansion project, while small, is a key example of AltaGas' integrated energy business strategy in action." He added, "Our Energy Services, Transmission and Field Gathering and Processing businesses worked together to develop this project with BlackRock."

AltaGas' Cold Lake operating area integrates the Transmission, Field Gathering and Processing and Energy Services components of AltaGas' business. The Field Gathering and Processing component of the Cold Lake operating area includes over 646 kilometres of gathering pipelines and 27 facilities, including gas plants and compressor stations that gather and process sweet natural gas. After the natural gas is processed it enters AltaGas' Cold Lake natural gas transmission system, which is approximately 250 kilometres in length and has current operating capacity of 80 Mmcf/d. The majority of the gas entering the system is delivered to off-system residential and heavy oil markets. Any gas not sold to off-system markets is compressed and delivered to downstream pipeline systems. AltaGas' Energy Services business markets or exchanges essentially all of the volumes that flow through the AltaGas Cold Lake transmission system.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS INCOME TRUST TO HOLD CONFERENCE CALL AND WEBCAST ON THIRD QUARTER RESULTS ON NOVEMBER 8, 2006

Calgary, Alberta (November 3, 2006) -- AltaGas Income Trust (AltaGas or the Trust) will announce its third quarter results on Wednesday November 8, 2006. A conference call and webcast to discuss the results will be held the same day.

Time:	2:00 p.m. Mountain Time (4:00 p.m. Eastern Time)
Dial-in:	416-695-5259 or toll free at 1-877-888-4210
Webcast:	http://events.onlinebroadcasting.com/altagas/110806/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5275 or 1-888-509-0081. The passcode is 632590. The replay will expire at midnight (Eastern) on November 15, 2006. The webcast will be archived for one year.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas **NEWS RELEASE**

ALTAGAS ANNOUNCES DEPARTURE OF DIRECTOR

Calgary, Alberta (October 18, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced the resignation of John Breen from the Board of Directors of AltaGas General Partner Inc. effective October 23, 2006. Mr. Breen has accepted a position at the CPP Investment Board in the Private Investments Department and as a consequence is required to resign from any positions held on public company boards. Mr. Breen has been a Director of AltaGas and its predecessor, AltaGas Services Inc., since May 1999.

David Cornhill, Chairman, President and Chief Executive Officer of AltaGas, said, "John Breen has been a valuable member of the Board of Directors, providing strong support throughout a period of exceptional growth and change at AltaGas. On behalf of the Board of Directors and management, I thank John for his many contributions to the Board and his commitment to AltaGas. We wish John all the best in his new position."

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (October 13, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on November 15, 2006 to holders of record on October 25, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST PRESENTS AT SCOTIA CAPITAL ENERGY TRUSTS 2006 CONFERENCE

Calgary, Alberta (October 5, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced that Marshal Thompson, Senior Vice President Gathering and Processing, is scheduled to present at the Scotia Capital Energy Trusts 2006 conference in Toronto on Thursday October 12, 2006, at 1:15 p.m. ET.

The webcast will be accessible at http://www4.insinc.com/scotia/20061011/preflight.html and the presentation slides will be posted on the AltaGas website, www.altagas.ca, under Speeches and Presentations.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST CLOSES PROCESSING PLANT ACQUISITIONS

Calgary, Alberta (September 25, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) today announced it has closed the previously announced acquisition of the new 10 Mmcf/d Clear Hills sour gas processing facility and an associated 16 kilometre sour gas gathering line in Northwest Alberta for a total of approximately $15 million. The pipeline will connect a number of existing producer wells east of the plant, in what is expected to be an active drilling area.

AltaGas will own 100 percent of the Clear Hills Gas Plant, which will consist of gathering pipelines, inlet separation, compression, refrigeration, amine sweetening and acid gas flaring facilities. AltaGas will also operate the plant, which began commercial operation last week.

AltaGas also acquired an increased interest in the Pouce Coupe processing plant and related assets for approximately $1 million. This brings AltaGas' interest in the plant and related facilities to 75 percent, effective July 1, 2006.

David Cornhill, Chairman, President and CEO of AltaGas said, "The Clear Hills Gas Plant is an excellent addition to our expansion in Northwest Alberta, and increases our overall sour gas processing capability."

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca

AltaGas NEWS RELEASE

ALTAGAS INCOME TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta (September 13, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) announced today that a monthly distribution will be paid on October 16, 2006 to holders of record on September 25, 2006, of Trust Units and limited partnership units that are exchangeable into Trust Units (Exchangeable Units). The amount of the distribution will be $0.17 for each Trust Unit and each Exchangeable Unit.

AltaGas has adopted Premium Distribution™, Distribution Reinvestment and Optional Unit Purchase Plans (the Plans) for eligible holders of Trust Units and Exchangeable Units (collectively Unitholders) of AltaGas Income Trust, and AltaGas Holding Limited Partnership No. 1.

To participate in either of the Plans, registered Unitholders must deliver the appropriate properly completed and signed authorization forms provided by AltaGas for such purpose to Computershare Trust Company of Canada no later than 3:00 p.m. (Calgary time) on the business day immediately preceding a distribution record date in order for the cash distribution or cash payment to which such record date relates to be reinvested or invested, as the case may be, under the applicable Plan. Beneficial owners of Trust Units or Exchangeable Units (i.e. owners of Trust Units or Exchangeable Units that are held through a nominee such as a broker or custodian) who wish to participate in the applicable Plan should contact their broker, investment dealer, financial institution or other nominee who hold their Trust Units or Exchangeable Units to provide instructions regarding their participation in the applicable Plan. See additional information on the Plans on AltaGas' website at www.altagas.ca.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

For further information contact:

Media	Investment Community	Website: www.altagas.ca
Dennis Dawson	Stephanie Labowka-Poulin	Investor Relations
(403) 691-7534	(403) 691-7136	1-877-691-7199
dennis.dawson@altagas.ca	stephanie.labowka-poulin@altagas.ca	investor.relations@altagas.ca

AltaGas **NEWS RELEASE** *Aeolis Wind*

BEAR MOUNTAIN WIND LIMITED PARTNERSHIP SIGNS ENERGY PURCHASE AGREEMENT FOR WIND FARM IN B.C.

Calgary, Alberta (August 28, 2006) – AltaGas Income Trust (AltaGas or the Trust) (TSX: ALA.UN) and Aeolis Wind Power Corporation (Aeolis) today announced that Bear Mountain Wind Limited Partnership (BMWLP) has signed a 25-year electricity purchase agreement with BC Hydro for the Bear Mountain Wind Park. The 120 MW wind project, located near Dawson Creek, British Columbia will include 60 turbines and is expected to be fully operational in 2009.

"AltaGas is pleased to partner with Aeolis and move forward with our first wind power project," said David Cornhill, Chairman, President and CEO of AltaGas. "We are continuing to work together to bring additional strategic partners into the project."

"Aeolis is very excited to see the Bear Mountain Wind Park becoming a reality and we look forward to adding to B.C.'s renewable generation capacity," added Juergen Puetter, President of Aeolis.

AltaGas, on behalf of BMWLP, has posted a letter of credit for approximately $7 million with BC Hydro as performance security. No significant capital payments are anticipated by the partnership in the near-term. The project is subject to various regulatory and environmental approvals.

Aeolis is a private, B.C.-based wind energy development company focused on establishing large-scale wind power generation facilities in western Canada. As a partner in BMWLP with AltaGas and locally-based Peace Energy Cooperative, Aeolis developed the Bear Mountain Wind Park bid for the BC Hydro Fiscal 2006 Open Call for Power. For more information, please see www.aeoliswind.com.

AltaGas Income Trust is one of Canada's largest and fastest growing integrated energy infrastructure and services organizations. The Trust creates value by growing and optimizing assets and services across the energy value chain to serve North America's energy demand. Since 1994, AltaGas Income Trust has expanded its business to include natural gas gathering, processing and transmission, extraction of ethane and natural gas liquids, power generation, marketing of natural gas and natural gas liquids, as well as retail energy services to commercial, industrial and institutional end-users across Canada.

AltaGas Income Trust's units are listed on the Toronto Stock Exchange under the symbol ALA.UN. The Trust is included in the S&P/TSX Composite Index, the S&P/TSX Capped Income Trust Index and the S&P/TSX Capped Energy Trust Index.

This news release contains forward-looking statements. When used in this news release, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Trust or an affiliate of the Trust, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect the Trust's current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in the Trust's public disclosure documents. Many factors could cause the Trust's actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should

assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. The Trust does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information contact:

Media
Dennis Dawson
(403) 691-7534
dennis.dawson@altagas.ca

Investment Community
Stephanie Labowka-Poulin
(403) 691-7136
stephanie.labowka-poulin@altagas.ca

Website: www.altagas.ca
Investor Relations
1-877-691-7199
investor.relations@altagas.ca